

Mail Stop 3720

November 17, 2017

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

> **Re:** **Ambow Education Holding Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 9, 2017**
> **File No. 333-220207**

Dear Dr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2017 letter.

Prospectus Cover Page

1. Please disclose that you have two classes of ordinary shares outstanding, Class A ordinary shares and Class C ordinary shares. Briefly describe the different rights between the two classes, including voting rights and conversion rights. Disclose that the company's Chief Executive Officer, Dr. Jin Huang, owns all the Class C ordinary shares. Disclose the percentage of Dr. Huang's voting control after the offering.

Recent Developments, page 4

2. We note your disclosure regarding the disposal of Ambow Online and the deconsolidation of the VIE Suzhou Wenjian Venture Investment Management Consulting

Co. We also note your current evaluation of the gain/loss resulting from the disposal of Ambow Online. Please provide more information regarding the impetus for this reorganization and any material financial impact this may have upon the company.

Risk Factors, page 10

3.   We note your response to prior comment 2. Please discuss the risks associated with maintaining listed company status, especially in light of your previous delisting.

Regulations, page 88

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education, page 90

4.   We note your response to prior comment 10 and your disclosure that your primary and middle schools will be transitioned to be operated as non-profit schools. We also note your dependence on revenue generated from your three K-12 schools. Please discuss in Management's Discussion and Analysis how the operation of your primary and middle schools as non-profit schools may impact your results of operations and liquidity and capital resources.

Principal Shareholders, page 135

5.   Please provide footnote disclosure regarding the natural persons who have investment and/or voting control over the Class C ordinary shares beneficially owned by Spin Rich Ltd.

Financial Statements

Consolidated Balance Sheets, page F-3 and
Consolidated Statements of Changes in Equity (Deficit), page F-7

6.   We note your response to prior comment 18, and it appears that your proposed revisions were not implemented in the audited financial statements of the amended Form F-1, as you indicated. Please revise your audited Consolidated Balance Sheets and audited Consolidated Statements of Changes in Equity (Deficit) to separately disclose your several classes of ordinary shares.

21. Segment Information, page F-46

7.   We note your response to prior comment 21, and it appears that your proposed revisions were not implemented in the audited *annual* financial statements in the amended Form F-1, as you indicated.   Please revise your financial statements to disclose total assets for each reportable segment as required by ASC 280-10-50-22.   Include the reconciliations

required by ASC 280-10-50-30, and as applicable, include such *annual* disclosures
required by ASC 280-10-50-22a through -50-22j.

Financial statements for the period ended June 30, 2017

16. Subsequent events, page F-72

8.   We note that in August 2017 you disposed of the 100% interest in Ambow Online. If
material, please revise to include pro forma financial information showing the disposition
of Ambow Online.

Exhibit 5.1

9.   Please have counsel clarify whether the ordinary shares to be issued as part of this
offering are non-assessable. For guidance, please refer to Section II.B.1 of Staff Legal
Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

10.   We note the reference to counsel having examined a "copy of executed written
resolutions of the Board of Directors of the Company dated 28 August 2017" and
counsel's assumptions regarding these resolutions. Please clarify if these resolutions
included the corporate actions that authorized the issuance of the Ordinary Shares. If so,
counsel may not assume that the necessary corporate actions to authorize the issuance of
the Ordinary Shares have been taken. For guidance, please refer to Section II.B.3.a of
Staff Legal Bulletin 19 (CF).

11.   In counsel's list of documents examined, counsel refers to an attached director's
certificate. Please file this director's certificate as part of counsel's opinion.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the
financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser,
at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810
with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications